Hong Kong ***iMail*** *(Thursday, 28th March 2002)*

To: The U.S. Securities & Exchange Commission

Th[illegible]mited takes no responsibility for the contents of this [illegible] representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

DELAY IN DESPATCH OF CIRCULAR

Despatch of the circular (the "Circular") to shareholders of the Company containing information relating to the Deal Memorandum will be further delayed from 31 March 2002 to 15 April 2002.

Reference is made to the press announcement issued by the Company dated 1 November 2001 (the "Announcement") regarding the Deal Memorandum. Terms used in this announcement shall have the same meanings as defined in the Announcement.

Reference is also made to the press announcement issued by the Company dated 22 November 2001, 12 December 2001 and 27 February 2002 regarding the delay in dispatch of the Circular.

Pursuant to Listing Rule 14.29(2) of the Listing Rules, the Circular is required to be despatched by the Company to its shareholders within 21 days of the publication of the Announcement.

The Company requires more time to finalise the information required to be contained in the Circular, and has applied for a further waiver from the Stock Exchange from compliance with Rule 14.29(2) of the Listing Rules and an extension of time for the despatch of the Circular on or before 15 April, 2002.

By Order of the Board
Ho Ting Kwan
Company Secretary

Hong Kong, 27 March 2002

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF 2001 ANNUAL RESULTS

The directors of Television Broadcasts Limited ("the Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2001 as follows:

	Note	2001 HK$'000	2000 HK$'000
Turnover	1	3,264,630	3,489,941
Cost of sales		(1,669,684)	(1,674,110)
Gross profit		1,594,946	1,815,831
Other revenues		83,173	108,679
Selling and distribution costs		(450,703)	(490,052)
General and administrative expenses		(519,311)	(529,234)
Other operating expenses		(3,460)	(14,439)
Government royalty		-	(104,717)
Gain on deemed disposal of subsidiaries		-	129,393
Operating profit	2	704,645	915,461
Finance costs		(23,163)	(20,929)
Share of profits less losses of			
Jointly controlled entities		(16,154)	(10,806)
Associated companies		4,942	5,633
Profit before taxation		670,270	889,359
Taxation	3	(111,133)	(140,626)
Profit after taxation		559,137	748,733
Minority interests		37,113	25,418
Profit attributable to shareholders		596,250	774,151
Dividends		416,100	416,100
Earnings per share	4	HK$1.36	HK$1.77
Dividends per share			
Interim dividend paid		HK$0.20	HK$0.20
Final dividend proposed		HK$0.75	HK$0.75

Notes:

1. Segment information

An analysis of the Group's turnover and results for the year by business segments is as follows:

	Terrestrial television broadcasting 2001 HK$'000	Programme licensing and distribution 2001 HK$'000	Overseas satellite pay TV operations 2001 HK$'000	Channel operations 2001 HK$'000	Other activities 2001 HK$'000	Elimination 2001 HK$'000	Group total 2001 HK$'000
Turnover *(Note 1a)*							
External sales	2,027,515	455,730	162,556	491,287	127,542	-	3,264,630
Inter-segment sales	1,169	119,335	5,075	13,418	49,527	(188,524)	-
	2,028,684	575,065	167,631	504,705	177,069	(188,524)	3,264,630
Segment results *(Note 1a)*	687,324	282,915	(98,888)	(133,708)	(35,586)	2,572	704,645
Finance costs							(23,163)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(9,857)	(6,297)	-	(16,154)
Associated companies	-	-	-	4,942	-	-	4,942
Profit before taxation							670,270
Taxation							(111,133)
Profit after taxation							559,137
Minority interests							37,113
Profit attributable to shareholders							596,250

Note 1a: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	90,333	25,692	76,280	-	192,305
Operating losses	-	-	(92,098)	(86,537)	(43,650)	-	(222,285)

	Terrestrial television broadcasting 2000 HK$'000	Programme licensing and distribution 2000 HK$'000	Overseas satellite pay TV operations 2000 HK$'000	Channel operations 2000 HK$'000	Other activities 2000 HK$'000	Elimination 2000 HK$'000	Group total 2000 HK$'000
Turnover *(Note 1b)*							
External sales	2,262,736	341,494	121,216	607,996	156,499	-	3,489,941
Inter-segment sales	2,997	109,560	2,750	3,005	37,725	(156,037)	-
	2,265,733	451,054	123,966	611,001	194,224	(156,037)	3,489,941
Segment results *(Note 1b)*	827,276	143,377	(72,110)	(91,966)	(18,835)	(1,674)	786,068
Gain on deemed disposal of subsidiaries							129,393
Finance costs							(20,929)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(8,030)	(2,776)	-	(10,806)
Associated companies	-	(220)	-	5,853	-	-	5,633
Profit before taxation							889,359
Taxation							(140,626)
Profit after taxation							748,733
Minority interests							25,418
Profit attributable to shareholders							774,151

Note 1b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	18,832	5,336	63,427	-	87,595
Operating losses	-	-	(71,870)	(99,193)	(51,762)	-	(222,825)

An analysis of the Group's turnover and contribution to operating profit/(loss) for the year by geographical segments is as follows:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Operating profit/(loss) 2001 HK$'000	Operating profit/(loss) 2000 HK$'000
Hong Kong	2,120,443	2,333,071	646,485	778,285
Taiwan	498,213	636,843	(34,098)	(3,695)
USA and Canada	188,881	138,664	10,888	22,455
Australia	30,535	24,335	(52,666)	(45,711)
Europe	85,627	87,871	5,082	(7,842)
China	72,190	47,576	20,233	12,080
Other countries	268,741	221,581	108,721	30,496
	3,264,630	3,489,941	704,645	786,068
Gain on deemed disposal of subsidiaries			-	129,393
			704,645	915,461

2. Operating profit

Operating profit is stated after charging the following:

	2001 HK$'000	2000 HK$'000
Charging		
Depreciation – owned fixed assets	173,413	187,011
Depreciation – leased fixed assets	255	-
Cost of programmes, film rights and stocks	1,139,144	1,119,995

3. Taxation

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2001 HK$'000	2000 HK$'000
Company and subsidiaries		
Hong Kong profits tax	94,493	129,350
Overseas taxation	8,369	10,914
Over provisions in prior years	(44,821)	(1,602)
Deferred taxation	53,092	1,964
	111,133	140,626

4. Earnings per share

The earnings per share is calculated based on the Group's profit attributable to shareholders of HK$596,250,000 (2000: HK$774,151,000) and 438,000,000 shares in issue throughout the years ended 31 December 2001 and 2000.

DIVIDENDS

At the Annual General Meeting to be held on 29 May 2002, the directors will recommend a final dividend of HK$0.75 per share to shareholders who are on the Register of Members on that date. Together with the interim dividend of HK$0.20 per share, the dividend distribution for the year will be HK$0.95 per share or HK$416.1 million in total.

Dividend warrants will be despatched to shareholders on 5 June 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

(a) *Operating Results for the Year*

The Group registered turnover of HK$3,265 million for the year, representing a decrease of 6.5% over last year. Profit attributable to shareholders amounted to HK$596 million, as compared to HK$774 million in year 2000. Year 2000 profits included an extraordinary, non-recurring contribution of HK$129 million from "profit arising from the issuance of new shares in subsidiaries". Earnings per share were HK$1.36, compared to HK$1.77 in 2000.

(b) *Business Review and Prospect*

Terrestrial television broadcasting

2001 was a challenging year for the Hong Kong advertising industry. In response to the difficult economy and declining sales revenues, many retail advertisers reduced their spending on advertising. Notwithstanding the negative economic environment and reduced advertising pool, the Company was able to increase its share of overall spending on advertising compared to other media. This was made possible by our sales campaign focusing on property developers in the mainland, and on financial institutions in Hong Kong offering credit card, banking, insurance and other services. Our efforts to create more innovative ideas and formats for programme and segment sponsorships were also successful in gaining us an increased share of Hong Kong advertising budgets.

The 9/11 terrorist attacks in the USA wrought economic havoc across the world, and we here in Hong Kong did not escape. Nearly all travel-related advertising came to a complete standstill following the attacks. However, because of our broader, diversified clientele, TVB's advertising income was less affected in the aftermath of this calamity than other advertising media in Hong Kong. Moreover, the Company's advance airtime contracts with advertisers also provided something of a safety-net to the Company, enabling us to minimize the effect of the massive advertising budget reductions initiated by advertisers following the 9/11 tragedy.

Looking beyond 2001, we will continue to strive for larger market share and improved advertising earnings by providing additional multi-media services to Hong Kong clients as well as increasing significantly our selling activities inside the mainland. With China's new membership in the World Trade Organization (WTO), the country's economy should become more vibrant in the coming years, experiencing anticipated growth rates in the high single-digits. The positive growth prospects in the mainland's potentially huge economy will provide TVB a fruitful field to continue to expand its business there. With the concerted efforts of our sales, production and programme divisions, we are confident that we will continue to maintain our dominant market share and see improvement in our revenues once the economy recovers.

Despite keen competition in the television broadcasting industry, both TVB channels continued to garner impressive audience share in 2001.

The Jade Channel

For the year 2001, Jade achieved an overall weekday primetime average audience share of 77%. The top 66 programmes on Chinese terrestrial TV were Jade programmes. 8 of the top 10 programmes in 2001 were dramas on Jade.

The Pearl Channel

With its continuous efforts to provide balanced, quality programming, our English language Pearl Channel achieved an overall primetime average audience share of 76% for the year. In 2001, 99 of the Hong Kong's top-rated 100 English language programmes were on Pearl.

New TV City

To further strengthen TVB's production capabilities, the Company is presently constructing and equipping a new TV City located in the Tseung Kwan O Industrial Estate. The new facility will offer total covered and usable floor space of more than 100,000 square meters, 30% larger than our existing facility at Clear Water Bay. The move to this state-of-the art, fully digital facility will further strengthen the Company in its leading role as a world-class television broadcaster and programme producer.

Mainland Ventures

During the year, TVB has entered into agreements to set up joint ventures that will engage in several businesses in the mainland, including the provision of broadband content and production of programmes for overseas and mainland distribution. Such alliances with mainland partners are highly synergistic and profitable and will significantly improve TVB's positioning to take advantage of future opportunities in the mainland, which are expected to proliferate following China's WTO entry.

Programme Licensing and Distribution

Apart from the steady growth of revenue generated from cable operators around the region carrying TVB channels and programmes, video licensing also showed impressive double-digit growth for the year in both revenue and profit. Major areas of growth were in Singapore, Malaysia and the USA. At the same time, VCD sales enjoyed a significant increase over the previous year.

In year 2000 our television licensing business in the mainland suffered as a result of changes in the country's television broadcasting regulations prohibiting the primetime broadcast of imported programming. Our results in this area for 2001 showed considerable improvement year on year. Owing to better distribution and cooperative efforts with our licensee in the mainland to combat piracy, our VCD licensing revenue also registered impressive growth. During the year one title of co-produced drama was completed in the mainland and two were in post-production stages. More co-productions will be undertaken in 2002, a year that we anticipate will see double-digit growth in licensing and distribution revenues.

Overseas Satellite Pay TV Operations

(a) *TVB Satellite Platform (TVBSP) USA*

After converting the previously one-channel offering there into a multi-channel service, the number of our subscribers has grown by more than two-thirds. New Mandarin language channels, such as CCTV 4, were also introduced during the year to expand our reach into that market segment. Additional new services, such as a pay-per-view movie channel, will gradually be added in 2002 to further enhance growth in the subscriber base.

(b) *TVB Australia (TVBA)*

Our multi-channel direct-to-home satellite service in Australia has increased considerably in popularity through better and more intensive marketing and expanded content. In the coming year we will introduce to subscribers more package options so as to further broaden the appeal of the service.

(c) *The Chinese Channel (TCC) Europe*

In Europe, our direct-to-home satellite TV operation achieved single-digit percentage growth in the subscriber base over the year. Growth would have been greater but for some smart card piracy affecting the service. The introduction of new smart cards in 2002 should solve this problem.

Channel Operations

(a) *Taiwan*

Although TVBS channels continue to lead the market in popularity, particularly in news programming, advertising revenues declined in 2001 mainly due to depressed economic conditions in Taiwan, exacerbated by the 9/11 terrorist attacks in the USA and two major typhoons which hit the island in August and September. As a result, our operations in Taiwan made a loss for the year. The shortfalls were offset to some extent by the continuing growth in revenues from our TVBS Magazine and the operation's overseas channel, TVBS-Asia.

In 2002, we expect TVBS to continue its leading market position and to begin to capture the potential benefits from Taiwan's membership in the WTO. The TVBS Magazine should also benefit from this. The revenue of the TVBS-Asia channel should also continue to grow as its distribution base continues to expand.

(b) TVB8 & Xing He
Penetration of the TVB8 channel in mainland homes has increased substantially since the signal was unencrypted in April 2001. The Xing He channel, still encrypted, likewise has experienced steady growth. During the past year we have increased infotainment and financial content in order to reach a more affluent Chinese audience. For the coming year, we will focus efforts on exploiting advertising sales in the mainland and expanding distribution of our channels in the country. We anticipate strong growth in advertising revenue for the year.

Other Activities

(a) Jade Animation
Jade Animation delivered double digit growth in revenue and profit in 2001 in its animation services and licensing activities. In a major business development initiative, Jade Animation is presently preparing to launch its animation channel. In order to build its library, Jade Animation will also actively participate in co-production projects and will seek appropriate opportunities to acquire animation programming from outside sources.

(b) Internet Operations (Hong Kong & China)
Since April 2000, our Internet operations, which had previously been placed under a non-wholly owned subsidiary, was relocated into a wholly owned subsidiary initially called Jade Profit Limited, and recently renamed TVB.COM Limited. A new issue of shares in TVB Publishing Holding Limited (previously known as TVB.COM Limited), completed in November 2001 with payment due in 2002 and beyond, will be accounted for in those years as "profit arising from the issuance of new shares in subsidiaries".

In February, our Hong Kong Internet operations were downsized to a level ensuring their long-term viability. Currently the operation employs 27 staff only.

Our "unique visitors per month" and user sessions have held steady throughout the year, and http://www.tvb.com continues to be one of the top two media content websites in Hong Kong. A recent online survey, which drew a tremendous response, clearly attests to the high level of usage and viewer loyalty our site commands.

In the mainland, our Internet operations made great strides in expanding its business model through a strategic partnership with Shanghai Telecom. Shanghai Telecom will become a 20% owner of Shanghai Jade Pearl Internet Technologies Limited (SJPIT). Shanghai Telecom will also enter into a commercial agreement with SJPIT for the launch of VOD services using TVB content on Shanghai Telecom's broadband ADSL network in 2002.

(c) Magazine Publishing
Over the past months, the world economy has been in a downturn, with Hong Kong also suffering from the economic malaise. Most local industries, including periodicals, faced hardships during 2001. Owing to increased competitive pressures, as well as the overall economic distress, the principal publication of TVB Publications Limited (TVBP), TVB Weekly, experienced sluggish circulation and reduced advertising revenue.

On the positive side, through careful strategic planning and continued focused effort, TVB Weekly has maintained its traditional family orientation and captured a significant share of the youth market.

In 2002 we will continue the hard work and creative planning necessary to ensure our successful passage through the current challenging times. Through appropriate restructuring, we intend to maintain our leading edge and ensure that TVB Weekly will continue to be responsive to our readers' interests. We will continue to improve our positioning and increase our market share.

TVBP will continue to be involved in overseas projects, including the publishing of TVB Weekly in selected international markets, enabling viewers of TVB programming around the world to derive even greater enjoyment from these productions through the in-depth coverage provided in the magazines. Based on these efforts, we anticipate improvement in both circulation and readership in the coming year, and hence expect to see substantial improvement in TVBP revenues for the coming year.

New Business – HK Pay TV
Galaxy Satellite Broadcasting's pay television licence requires that TVB sell down its ownership in the company below 50% before the launch of the service. Poor financial market sentiment subsequent to the withdrawal of our previous investor has thus far rendered us unable to secure the required outside investment. Discussions are continuing with a range of well-qualified strategic investors who have expressed interest in the project. A decision on the future of the project, within the series of constraints imposed by the licence, will be made in the second quarter of 2002.

Financial Review

(a) Capital Structure and Liquidity
As of 31 December 2001, shareholders' funds of the Group stood at HK$3,144 million, a 5% increase over last year (2000: HK$2,983 million). Total debts, made up of short and long term bank loans, notes payable and bank overdrafts, decreased to HK$307 million (2001) from HK$334 million (2000) due to repayment and foreign exchange translation. The debts were taken out mainly for the purchases of properties, equipment and studio facilities in Taiwan. Loans totalling HK$144 million are secured by the assets of the companies. The debts are subject to floating rates of interest at 1% to 2% above the prevailing basic lending rates of the banks.

Cash and bank balances have been drawn substantially, from the level in 2000 of HK$1,319 million to HK$673 million at the end of 2001, to fund progress payments for the New TV City project which is nearing completion in 2002. As a result, current assets moved down by HK$576 million, while fixed assets were up by HK$662 million during the year. It is expected that, toward the middle of 2002, it will be necessary for us to outsource from our bankers some part of the fund requirements for the New TV City project. Finance requirements of the Galaxy pay TV project is kept separate from the Group and will be arranged with the investors to be brought in.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 40% to HK$1,298 million (2000: HK$2,152 million).

(b) Contingent Liabilities
There were guarantees to the extent of HK$93.6 million provided to bankers for banking facilities and a performance bond issued to the Government of HKSAR.

(c) Exposure to fluctuation in exchange rates and related hedges
As of 31 December 2001, exchange contracts entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers amounted to HK$3.6 million. When translated at rates in force at 31 December 2001, the value worked out comes very close to the value of these contracts.

Human Resources
As of 31 December 2001, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,194 fulltime employees. About 25% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis or by a package of shows. Sales personnel are remunerated on the basis of on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered, apart from a monthly salary, a year-end bonus equivalent to one month's salary. It has been decided and agreed with local staff that, starting 2002, the year-end bonus will be withdrawn. There was no share option scheme adopted by the Group during the year.

USE OF PROCEEDS
The Company received net proceeds of HK$603 million by a placing of 4.87% shares on 30 April 1999 and a subscription of 20,355,000 new shares on 4 May 1999. During the year, sums totalling HK$323 million were withdrawn from the fund for payment of construction work of the New TV City Project. As at 31 December 2001, the fund showed a balance of HK$280 million represented by bank deposits and gilt-edged bonds maturing in late March 2002.

PURCHASE, SALE OR REDEMPTION OF SHARES
The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

CORPORATE GOVERNANCE
None of the Directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited at any time during the year, save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE
In compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of external audit and of internal controls and risk evaluation. The Committee now comprises two independent non-executive directors, namely Mr. Lee Jung Sen and Dr. Li Dak Sum. Two meetings were held during the current financial year.

ANNUAL REPORT
The 2001 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website (http://www.hkex.com.hk) within 21 days from the date of this announcement.

ANNUAL GENERAL MEETING
The Annual General Meeting of the Company will be held at 11 a.m. on Wednesday, 29 May 2002 at the Harbour Room, Mezzanine Floor, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong.

CLOSING OF REGISTER OF MEMBERS
The Register of Members of the Company will be closed from 8 May to 29 May 2002, both dates inclusive.

By Order of the Board
Ho Ting Kwan
Company Secretary

Hong Kong, 27 March 2002

Television Broadcasts Limited Website : http://www.tvb.com.hk

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Harbour Room, Mezzanine Floor, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 29 May 2002 at 11:00 a.m. for the following purposes:–

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2001;

(2) To sanction a final dividend;

(3) To elect Directors;

(4) To appoint Auditors and authorise the Directors to fix their remuneration;

(5) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:–

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), " Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, " Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

" Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, " Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

(IV) THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2002 be and it is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days.

By Order of the Board
Ho Ting Kwan
Company Secretary

Hong Kong, 27 March 2002

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

The Register of Members of the Company will be closed from 8 May 2002 to 29 May 2002, both dates inclusive.

Explanatory Notes To The Resolutions

Set out below is a brief explanation of the purpose of each resolution.

Resolution No:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).
(5)(IV)	Extension of the number of days during which the Company's Register of Members may be closed for 2002, from 30 to 60 days.